UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Quaker Chemical Corporation
(Name of Issuer) Common Stock, par value $1.00
(Title of Class of Securities) 747316107

(CUSIP Number)

Gulf Hungary Holding Korlátolt Felelősségű Társaság

and

QH Hungary Holdings Limited

BAH Center

2 Furj Street

1124 Budapest, Hungary

Attention: Judit Rozsa

Telephone: +36-20/940-2900

with a copy to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 747316107
1.	Name of Reporting Person Gulf Hungary Holding Korlátolt Felelősségű Társaság
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 101,054(1)
	8.	Shared Voting Power: 4,172,897(2)
	9.	Sole Dispositive Power: 101,054(1)
	10.	Shared Dispositive Power: 4,172,897(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,273,951(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 23.9%(3)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 101,054 shares of Common Stock of the Issuer (“Shares”) beneficially owned by Gulf Hungary Holding Korlátolt Felelősségű Társaság (a “Reporting Person” or “Gulf Hungary”), all of which are held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined in the Original Schedule 13D, as defined below) in order to secure the Reporting Person’s indemnification obligations under the Share Purchase Agreement (as defined in the Original Schedule 13D).

(2) Consists of 4,172,897 Shares beneficially owned by Gulf Hungary’s wholly-owned subsidiary QH Hungary Holdings Limited (also a “Reporting Person” or “QH Hungary”), of which:

•	2,886,897 Shares are pledged to and registered in the name of Citigroup Global Markets Inc., as custodian for the benefit of QH Hungary (in such capacity, the “Margin Loan Custodian”) pursuant to a Pledge and Security Agreement (as defined in the Original Schedule 13D) to secure QH Hungary's obligations under a Margin Loan (as defined in the Original Schedule 13D);

•	782,288 Shares are pledged to Citibank N.A. (“Citibank”) and held at Citigroup Global Markets Inc. (the “Citi PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the “Citi PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the “Citi Master Confirmation”), between QH Hungary and Citibank, as amended and supplemented by Supplemental Confirmation, dated May 19, 2020, Supplemental Confirmation No. 2, dated May 26, 2020 and amended on March 9, 2021, Supplemental Confirmation No. 3, dated August 27, 2020, Supplemental Confirmation No. 4, dated March 9, 2021 (the “Fourth Citi Supplemental Confirmation”) and Supplemental Confirmation No. 5, dated March 9, 2021 (the “Fifth Citi Supplemental Confirmation”), as described in Item 6 below.

•	260,778 Shares are pledged to Royal Bank of Canada (“RBC”) and held at RBC Capital Markets LLC (the “RBC PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the “RBC PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the “RBC Master Confirmation”), between QH Hungary and RBC, as amended and supplemented by Supplemental Confirmation, dated May 26, 2020 and amended on March 9, 2021, Supplemental Confirmation No. 2, dated March 9, 2021 (the “Second RBC Supplemental Confirmation”) and Supplemental Confirmation No. 3, dated March 9, 2021 (the “Third RBC Supplemental Confirmation”), as described in Item 6 below.

•	242,934 Shares are pledged to JPMorgan Chase Bank, National Association (“JPMorgan”) and held at the Citi PVF Custodian pursuant to the Pledge and Security Agreement, dated as of August 27, 2020, between QH Hungary and JPMorgan, as secured party (the “JPMorgan PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated August 27, 2020 (the “JPMorgan Master Confirmation”), between QH Hungary and JPMorgan, as amended and supplemented by Supplemental Confirmation, dated August 27, 2020, Supplemental Confirmation No. 2, dated March 9, 2021 (the “Second JPM Supplemental Confirmation”) and Supplemental Confirmation No. 3, dated March 9, 2021 (the “Third JPM Supplemental Confirmation”), as described in Item 6 below.

(3) Based upon 17,853,700 shares of Common Stock outstanding as of January 31, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 1, 2021.

CUSIP No. 747316107
1.	Name of Reporting Person QH Hungary Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,172,897(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,172,897(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,172,897(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 23.4%(2)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 4,172,897 Shares beneficially owned by QH Hungary, of which:

•	2,886,897 Shares are pledged to and registered in the name of the Margin Loan Custodian pursuant to a Pledge and Security Agreement to secure QH Hungary's obligations under a Margin Loan;

•	782,288 Shares are pledged to Citibank and held at the Citi PVF Custodian pursuant to the Citi PVF Security Agreement to secure QH Hungary's obligations under the Citi Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto, including the Fourth Citi Supplemental Confirmation and the Fifth Citi Supplemental Confirmation, as described above and in Item 6 below.

•	260,778 Shares are pledged to RBC and held at the RBC PVF Custodian pursuant to the RBC PVF Security Agreement to secure QH Hungary's obligations under the RBC Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto, including the Second RBC Supplemental Confirmation and the Third RBC Supplemental Confirmation as described above and in Item 6 below.

•	242,934 Shares are pledged to JPMorgan and held at the Citi PVF Custodian pursuant to the JPMorgan PVF Security Agreement to secure QH Hungary's obligations under the JPMorgan Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto, including the Second JPM Supplemental Confirmation and the Third JPM Supplemental Confirmation as described above and in Item 6 below.

(2) Based upon 17,853,700 shares of Common Stock outstanding as of January 31, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 1, 2021.

SCHEDULE 13D/A

Introductory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed on August 9, 2019, as amended by Amendment No. 1 filed on April 9, 2020, Amendment No. 2 filed on May 21, 2020, Amendment No. 3 filed on May 28, 2020 and Amendment No. 4 filed on August 31, 2020 (together, the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 5 is being filed in relation to (i) the transfer (“Transfer”) of 118,313 Shares by Gulf Hungary to its wholly-owned subsidiary, QH Hungary, (ii) the entry into the Fourth Citi Supplemental Confirmation and the Fifth Citi Supplemental Confirmation by QH Hungary and Citibank and the pledge of additional 197,288 Shares (782,288 Shares, in the aggregate) by QH Hungary to secure its obligations under the Citi Master Confirmation; (iii) the entry into the Second RBC Supplemental Confirmation and the Third RBC Supplemental Confirmation by QH Hungary and RBC, and the pledge of additional 85,778 Shares (260,778 Shares, in the aggregate) by QH Hungary to secure its obligations under the RBC Master Confirmation; (iv) the entry into the Second JPM Supplemental Confirmation and the Third JPM Supplemental Confirmation by QH Hungary and JPMorgan, and the pledge of 102,934 Shares (242,934 Shares, in the aggregate) by QH Hungary to secure its obligations under the JPMorgan Master Confirmation and (v) the amendment and restatement of the Second Citi Supplemental Confirmation and the RBC Supplemental Confirmation on March 9, 2021.

Under the Fourth Citi Supplemental Confirmation, the Fifth Citi Supplemental Confirmation, the Second RBC Supplemental Confirmation, the Third RBC Supplemental Confirmation, the Second JPM Supplemental Confirmation and the Third JPM Supplemental Confirmation (collectively, the “March 2021 Supplemental Confirmations”), the applicable bank made an upfront cash prepayment to QH Hungary of $21,148,410, $20,861,652, $9,195,026, $9,070,347, $11,034,074 and $10,884,459, respectively. Pursuant to each transaction, QH Hungary has the option to settle its obligations at the end of the applicable contract by either delivering up to 98,644 Shares to Citibank, 42,889 Shares to RBC or 51,467 Shares to JPMorgan, respectively, as described in more details in Item 6 below or the cash equivalent thereof.

After the Transfer, QH Hungary became the direct beneficial owner of a total of 4,172,897 Shares and Gulf Hungary became the indirect beneficial owner of the same 4,172,897 Shares. Gulf Hungary continues to be the direct beneficial owner of a separate 101,054 Shares. All 4,172,897 Shares directly owned by QH Hungary remain subject to the Shareholder Agreement (as defined in the Original Schedule 13D) to which QH Hungary also became a party by executing a joinder thereto.

This Amendment No. 5 is filed jointly by the Reporting Persons. All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to the amended and additional information provided for such item in this Amendment No. 5. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

This Amendment No. 5 relates to the Transfer, the purpose of which is to facilitate the transactions contemplated by the Third Citi Supplemental Confirmation, JPMorgan Master Confirmation and the JPMorgan Supplemental Confirmation.

This Amendment No. 3 relates to the entry into the March 2021 Supplemental Confirmations. These transactions were designed for QH Hungary to raise financing, and provide Gulf Hungary with current liquidity, subject to the applicable transaction documents while maintaining an opportunity to share in the Issuer’s future growth. These transactions are described in further detail in Item 6 of this Amendment No. 5.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages to this Amendment No. 5 is incorporated herein by reference. The Shares reported on this Amendment No. 5 are held by the Reporting Persons. QH Hungary is a wholly-owned subsidiary of Gulf Hungary, which is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF (“Amas Holding”), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,853,700 shares of Common Stock outstanding as of January 31, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission on March 1, 2020, the Shares owned by the Reporting Persons constitutes approximately 23.9% of the issued and outstanding Common Stock of the Issuer.

Except for the Shares owned by the Reporting Persons, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, Item 4 and Item 6, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.

(d) Except as described in Item 3, Item 4 and Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information contained in Item 3 and 4 of the Original Schedule 13D, as amended by this Amendment No. 5, is hereby incorporated by reference herein.

On March 9, 2021, QH Hungary entered into (i) the Fourth Citi Supplemental Confirmation and the Fifth Citi Supplemental Confirmation with Citibank, (ii) the Second RBC Supplemental Confirmation and the Third Citi Supplemental Confirmation with RBC and (iii) the Second JPM Supplemental Confirmation and the Third JPM Supplemental Confirmation with JPMorgan.

The prepaid forward transactions are each divided into 30 components (each a "Component"). For each Component, QH Hungary is obligated to deliver, on the settlement date (the "Settlement Date") determined based on the specified scheduled valuation date within the periods from January 26, 2022 to March 9, 2022 or from July 7, 2022 to August 17, 2022 either, at QH Hungary's option, (i) up to 3,288 Shares (or 3,289 Shares for the last four settlement dates) to Citi, up to 1,429 Shares (or 1,430 Shares for the last nineteen Settlement Dates) to RBC or up to 1,715 Shares (or 1,716 Shares for the last seventeen Settlement Dates) to JPMorgan (such Share number, "Subject Number") based on the average market price of the Shares described below or (ii) an amount of cash equivalent to the value of such Shares. In exchange for assuming the obligation under the Fourth Citi Supplemental Confirmation, the Fifth Citi Supplemental Confirmation, the Second RBC Supplemental Confirmation, the Third RBC Supplemental Confirmation, the Second JPM Supplemental Confirmation and the Third JPM Supplemental Confirmation, QH Hungary received upfront cash prepayments of $21,148,410, $20,861,652, $9,195,026, $9,070,347, $11,034,074 and $10,884,459 from the applicable bank, respectively. The number of Shares (or, at QH Hungary's option, the cash equivalent) to be delivered to the applicable bank on each Settlement Date is to be determined as follows: (a) if the volume-weighted average price per Share on the relevant valuation date, as reasonably determined by such bank by reference to the Bloomberg Page "KWR <equity> AQR <Go>" (or any successor page thereto) (provided that, if such price is not so reported for any reason or is, in the applicable bank's reasonable discretion, erroneous, a price determined by the applicable bank in good faith and a commercially reasonable manner) (the "Settlement Price") is equal to or less than $242.25 per Share (the "Forward Floor Price"), QH Hungary will deliver to the applicable bank the Subject Number of Shares; (b) if the Settlement Price is between the Forward Floor Price and $285.86 per Share (the "Forward Cap Price"), QH Hungary will deliver to the applicable bank a number of Shares equal to the Subject Number multiplied by a fraction, the numerator of which is the Forward Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Forward Cap Price, QH Hungary will deliver to the applicable bank a number of Shares equal to the product of (i) the Subject Number and (ii) a fraction (A) the numerator of which is the sum of (x) the Forward Floor Price and (y) the Settlement Price minus the Forward Cap Price, and (B) the denominator of which is the Settlement Price.

On March 9, 2021, in connection with the transactions contemplated by the applicable March 2021 Supplemental Confirmations, QH Hungary pledged (i) an additional 197,288 Shares to Citibank (ii) an additional 85,778 Shares to RBC and (iii) an additional 102,934 Shares to JPMorgan.

On March 9, 2021, QH Hungary and each of Citi and RBC also amended and restated the Second Citi Supplemental Confirmation and the RBC Supplemental Confirmation, respectively. Following the amendment and restatement, the Second Citi PVF Transaction and the RBC PVF transaction are each divided into two tranches, each with 30 Components. For each Component, QH Hungary is obligated to deliver to the applicable bank, on the Settlement Date determined based on the specified scheduled valuation date within the period from January 26, 2022 to March 9, 2022 (for Tranche 1) or from July 7, 2022 to August 17, 2022 (for Tranche 2), either, at QH Hungary's option, (i) up to 2,916 Shares (or 2,917 Shares for the last twenty Settlement Dates) based on the average market price of the Shares or (ii) an amount of cash equivalent to the value of such Shares. The Forward Floor Price is amended to be $242.25 and the Forward Cap Price is amended to be $285.86.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Supplemental Confirmation No.4, dated March 9, 2021, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.2	Supplemental Confirmation No.5, dated March 9, 2021, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.3	Supplemental Confirmation No.2, dated March 9, 2021, by and among QH Hungary Holdings Limited and Royal Bank of Canada

Exhibit 99.4	Supplemental Confirmation No.3, dated March 9, 2021, by and among QH Hungary Holdings Limited and Royal Bank of Canada

Exhibit 99.5	Supplemental Confirmation No.2, dated March 9, 2021, by and among QH Hungary Holdings Limited and JPMorgan Chase Bank, National Association

Exhibit 99.6	Supplemental Confirmation No.3, dated March 9, 2021, by and among QH Hungary Holdings Limited and JPMorgan Chase Bank, National Association

Exhibit 99.7	Amended and Restated Supplemental Confirmation No.2, dated March 9, 2021, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.8	Amended and Restated Supplemental Confirmation, dated March 9, 2021, by and among QH Hungary Holdings Limited and Royal Bank of Canada , National Association

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 11, 2021

GULF HUNGARY HOLDING KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Director

QH HUNGARY HOLDINGS LIMITED

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Director